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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A
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                                AMENDMENT NO. 3


                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                         HERBALIFE INTERNATIONAL, INC.
                           (Name of Subject Company)

                         HERBALIFE INTERNATIONAL, INC.
                       (Name of Person Filing Statement)
                            ------------------------

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                              426908208 (CLASS A)
                              426908307 (CLASS B)
                     (CUSIP Number of Class of Securities)

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                                CHRISTOPHER PAIR
                           EXECUTIVE VICE PRESIDENT,
                     CHIEF OPERATING OFFICER AND SECRETARY
                         HERBALIFE INTERNATIONAL, INC.
                             1800 CENTURY PARK EAST
                       LOS ANGELES, CALIFORNIA 90067-1501
                                 (310) 410-9600
          (Name, Address and Telephone Number of Person Authorized to
    Receive Notice and Communications on Behalf of Person Filing Statement)

                            ------------------------

                                   COPIES TO:

            ANTHONY T. ILER, ESQ.                           JOHN M. NEWELL, ESQ.
             IRELL & MANELLA LLP                              LATHAM & WATKINS
      333 SOUTH HOPE STREET, SUITE 3300              633 WEST FIFTH STREET, SUITE 4000
        LOS ANGELES, CALIFORNIA 90071                  LOS ANGELES, CALIFORNIA 90071
                (213) 620-1555                                 (213) 485-1234

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     The Company hereby amends and supplements its Schedule 14D-9 filed
September 17, 1999 (as amended, the "Schedule 14D-9") as set forth in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings assigned to them in the Tender Offer Statement on Schedule 14D-1 of MH Millennium Holdings LLC and its wholly owned subsidiary MH Millennium Acquisition Corp. filed with the SEC on September 17, 1999, as amended.



ITEM 4. THE SOLICITATION OR RECOMMENDATION.



     Item 4(b) of the Schedule 14D-9 is hereby amended as follows:



     The seventh paragraph under the heading "Special Factors -- Opinion of Financial Advisor to the Special Committee", which appears on page 15 of the Offer to Purchase, is replaced in its entirety with the following:



          Bear Stearns noted that the Continuing Stockholder owns a majority of the Class A Shares and Class B Shares of Herbalife. Bear Stearns also noted that the Continuing Stockholder has represented to Bear Stearns and to the Special Committee that he has no intention of selling any of his Shares. Accordingly, neither Bear Stearns nor the Special Committee solicited, nor was Bear Stearns asked to solicit, third party acquisition interest in Herbalife or its assets in liquidation. Bear Stearns assumed that the representations and warranties made in the Merger Agreement were true and that the Offer and the Merger will be completed in accordance with the terms of the Merger Agreement. The Bear Stearns Opinion is necessarily based on economic, market and other conditions, and the information made available to Bear Stearns, as of the date at such Opinion.



     The phrase "and no other material assumptions were made" is added after the word "assumptions" and before roman "(i)" in the second sentence of the last paragraph of p. 24 of the Offer to Purchase under the heading "Certain Financial Projections."



     The section entitled "Special Factors -- Position of the Purchaser As to the Fairness of the Offer and the Merger", which appears on pages 19 and 20 of the Offer to Purchase, is replaced in its entirety with the following:



     POSITION OF THE PARENT, THE PURCHASER AND MR. HUGHES AS TO THE FAIRNESS OF THE OFFER AND THE MERGER



          The Parent, the Purchaser and Mr. Hughes have considered the analyses and findings of the Special Committee and the Board of Directors (described in detail in "-- Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger") with respect to the fairness of the Offer and the Merger. As of the date of this Offer to Purchase, the Parent, the Purchaser and Mr. Hughes believe, based in part on the analyses and findings of the Special Committee and the Board of Directors with respect to the fairness of the Merger, that the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby are fair to, and are in the best interests of, the Public Stockholders. Neither the Parent, the Purchaser nor Mr. Hughes makes any recommendation as to whether the Public Stockholders should tender their shares in the Offer.



          The Parent, the Purchaser and Mr. Hughes believe that the Offer and the Merger are procedurally fair to the Public Stockholders of Herbalife based in part on the reasons stated above by the Special Committee.



ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.



     Item 5 of the Schedule 14D-9 is hereby amended as follows:



     The following two sentences are added to the end of the third paragraph under the heading "Special Factors -- Background of the Offer and the Merger" which appears on page 3 of the Offer to Purchase:



          Donaldson, Lufkin & Jenrette was the only investment banking firm engaged by Herbalife. Donaldson, Lufkin & Jenrette was not engaged to, and, in view of representations by Mr. Hughes that he was unwilling to sell his Shares to a third party, did not solicit, third party interest in the acquisition of Herbalife or its assets.

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ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.



     Item 8(a) of the Schedule 14D-9 is hereby amended as follows:



     The information set forth in "The Tender Offer -- 8. Certain Information Concerning the Purchaser and the Parent" of the Offer to Purchase is incorporated herein by reference.



     The following sentences are inserted after the period in the seventh line from the top of page 5 of the Offer to Purchase in the tenth paragraph under the heading "Special Factors -- Background of the Offer and the Merger":



          Article III(I) of Herbalife's Amended and Restated Articles of Incorporation provides, in relevant part: "In the event of a merger or consolidation of the corporation with or into another entity . . . the holders of Class B Common Stock shall be entitled to receive the same per share consideration as the per share consideration, if any, received by any holder of the Class A Common Stock in such merger or consolidation." This provision requires that in any merger, the two classes of Herbalife stock must receive the same price.



     The first paragraph under the heading "The Tender Offer -- 2. Acceptance for Payment and Payment for Shares", which appears on page 28 of the Offer to Purchase, is replaced in its entirety with the following:



          2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), the Purchaser will purchase, by accepting for payment, and will pay for, all Shares which are validly tendered (and not properly withdrawn in accordance with Section 4) prior to the Expiration Time. Shares will be accepted as soon as practicable after the later to occur of (i) the Expiration Time, and (ii) the satisfaction or waiver of the conditions set forth in Section 5 regarding Governmental Approvals. Any determination concerning the satisfaction of the terms and conditions of the Offer will be in the reasonable discretion of the Purchaser. See Section 5. The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or, subject to the applicable SEC rules, payment for, Shares in order to comply in whole or in part with any applicable law. See
     Section 12.



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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HERBALIFE INTERNATIONAL, INC.

                                          By: /s/ CHRISTOPHER PAIR

                                            ------------------------------------
                                            Name:    Christopher Pair
                                            Title:   Executive Vice President,
                                                     Chief Operating Officer and
                                                     Secretary


Dated: October 12, 1999